Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Eldorado Gold Corporation				
Reporting Year	**From** 1/1/2019	**To:** 12/31/2019	**Date submitted**	5/29/2020	
Reporting Entity ESTMA Identification Number	E919377	◉ Original Submission ○ Amended Report			
Other Subsidiaries Included (optional field)					
For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Integra Gold Corp. (ID: E558445)				
Not Substituted					

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	**Philip Yee**	**Date**	*5/29/2020*
Position Title	**Executive VP and Chief Financial Officer**		

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:**	1/1/2019	**To:**	12/31/2019	
Reporting Entity Name	Eldorado Gold Corporation			**Currency of the Report**	USD
Reporting Entity ESTMA Identification Number	E919377				
Subsidiary Reporting Entities (if necessary)	Integra Gold Corp. (ID: E558445)				

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Turkey	Federal Government of the Republic of Turkey		17,310,000	6,450,000	8,600,000					**32,360,000**	Payments to Kavaklidere Tax Office, Ulubey Tax Office, Menderes Tax Office, Yeganbey Tax Office, Baskent Tax Office, Regional Directorate of Forestry, General Directorate of Mining Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 5.7828. See also Note 1 below.
Turkey	Menderes Municipal Government			170,000						**170,000**	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 5.7828.
Canada	Municipality of Val-d'Or		190,000							**190,000**	Payments to City of Val D'Or, School Board of Lake Abitibi, Harricana School Board. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.3212.
Canada	Government of Québec		730,000		240,000					**970,000**	Payments to Ministry of Finance Québec, Revenue Québec, Western Québec School Board, Or-et-des-Bois School Board Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.3212.
Greece	Federal Government of Greece	Greek State	70,000	150,000						**220,000**	Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.1306. See also Note 2 below.
Romania	Certej Municipal Government	Local Council Certej de Sus			160,000					**160,000**	Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.2839.

Additional Notes:

1. Taxes of $35,910,000 were paid to the Federal Government of the Republic of Turkey of which $18,290,000 was paid through offset of VAT refundable, $310,000 was paid through application of a refund, and $17,310,000 was paid in cash.
2. Taxes of $540,000 were paid to the Greek State of which $470,000 was paid through offset of VAT refundable and $70,000 was paid in cash.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:** 1/1/2019	**To:** 12/31/2019	
Reporting Entity Name	Eldorado Gold Corporation	**Currency of the Report**	USD
Reporting Entity ESTMA Identification Number	E919377		
Subsidiary Reporting Entities (if necessary)	Integra Gold Corp. (ID: E558445)		

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Turkey	Kisladag	30,000	3,920,000	7,270,000					**11,220,000**	Note 1
Turkey	Ankara Corporate Office	16,930,000	10,000	270,000					**17,210,000**	Note 1
Turkey	Efemcukuru	360,000	2,690,000	1,050,000					**4,100,000**	Note 1
Canada	Lamaque	920,000		240,000					**1,160,000**	Note 2
Greece	Kassandra Mines	60,000	130,000						**190,000**	Note 3
Greece	Perama Hill		20,000						**20,000**	Note 3
Greece	Sapes	10,000							**10,000**	Note 3
Romania	Certej			160,000					**160,000**	Note 4

Additional Notes:

1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 5.7828.
2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.3212.
3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.1306.
4. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.2039.

Reporting Principles

1. **Basis of Accounting**
The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the "Schedules") prepared by Eldorado Gold Corporation (the "Company") for the year ended December 31, 2019 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the "financial reporting framework").

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2. **Basis of Presentation**
The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3. **Reporting Currency**
All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4. **Rounding**
All figures have been rounded to the nearest $10,000 U.S. dollars.

5. **Control**
As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.